Execution Version

THE REAL BROKERAGE INC.

and

REAL PIPE, LLC

and

INSIGHT PARTNERS XI, L.P.

and

INSIGHT PARTNERS (CAYMAN) XI, L.P.

and

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

and

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

and

INSIGHT PARTNERS (DELAWARE) XI, L.P.

and

INSIGHT PARTNERS (EU) XI, S.C.Sp.

INVESTOR RIGHTS AGREEMENT

December 2, 2020

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the 2nd day of December, 2020, among Insight Partners XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Cayman) XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors) (B), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Delaware) XI, L.P., a limited partnership existing under the laws of the State of Delaware, Insight Partners (EU) XI, S.C.Sp., a special limited partnership existing under the laws of Luxembourg, (collectively, hereinafter referred to as the “Investors”), The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia, (hereinafter referred to as “Real”) and Real PIPE, LLC, a limited liability company existing under the laws of the State of Delaware, (hereinafter referred to as the “Issuer”).

WHEREAS, as of the date hereof, none of the Investors beneficially owns or controls any Common Shares (as defined below);

AND WHEREAS Real, the Issuer and the Investors have entered into a securities subscription agreement dated as of the date hereof (the “Subscription Agreement”) pursuant to which the Investors agreed to subscribe for the Purchased Securities (as defined below);

AND WHEREAS in connection with the sharing of Confidential Information (as defined below) and the Investors’ information rights pursuant to Section 4.6 herein, respectively, the investment by each Investor and the continuing involvement of the Investors and Investors’ Affiliates (as defined below) in the business and affairs of Real and its Subsidiaries (as defined below) is considered to be strategic to the business and affairs of Real and its Subsidiaries;

AND WHEREAS in connection with the Investors’ subscription pursuant to the Subscription Agreement, each of the Issuer and Real has agreed to grant certain rights set out herein to the Investors, on the terms set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

Section 1.1 Defined Terms

For the purposes of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Accrued Distributions” means the distributions that have accrued in connection with the Preferred Units in accordance with the LLC Agreement;

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that Real and its Subsidiaries shall not be deemed to be Affiliates of any of the Investors or any of their respective Affiliates. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise;

“Applicable Stock Exchange” means any Canadian or United States nationally recognized stock exchange on which Real’s Common Shares are listed or on which Real has applied or does apply to list the Common Shares;

“Approved Change of Control Transaction” means a proposed Change of Control Transaction which has been approved by a majority of the independent members of the Board of Directors and, if applicable, publicly recommended for acceptance or approval by shareholders of Real by the Board of Directors;

“As-Exchanged Ownership” means, as at any date, with respect to a Person the aggregate interest of such Person and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable, plus (ii) the number of Common Shares beneficially owned or controlled by such Person and its Affiliates, including as a result of the exchange of the Preferred Units, or exercise of the Warrants or the Participation Right, at the relevant date (including any Common Shares underlying any Convertible Securities beneficially owned or controlled by such Person or its Affiliates as a result of exercise of the Participation Right); and (b) the denominator of which shall be the sum of the number of Common Shares issued and outstanding as at such relevant date plus the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable;

“Base Shelf Prospectus” has the meaning ascribed thereto in National Instrument 44- 102 – Shelf Distributions;

“Beneficial Ownership Requirement” means, as at any date, that the Investors and their Affiliates beneficially own or control, directly and/or indirectly, in the aggregate, (a) such number of Preferred Units, Warrants and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units or the exercise of any Warrants or the Participation Right) that is equal to at least 2% of the number of Common Shares issued and outstanding as at such relevant date, or (b) Preferred Units, Warrants and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units, or the exercise of any Warrants or the Participation Right) with a Fair Market Value that is equal to at least $10 million as at such relevant date; for the avoidance of doubt, the calculations in each of (a) and (b) will be calculated as if any such Preferred Units and/or Warrants beneficially owned or controlled by the Investors or any of its Affiliates as at the relevant date had been exchanged and/or exercised for Exchange Common Shares in accordance with the terms of the Exchange Agreement and the LLC Agreement or the Warrant Certificate, as applicable, immediately prior to such relevant date, and in respect of (b), the Beneficial Ownership Requirement will only be considered not to be satisfied when the Fair Market Value of such securities is below the threshold for a period of 30 consecutive trading days;

“Board of Directors” or “Board” means the board of directors of Real;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

“Business Opportunities Exempt Party” has the meaning given to such term in Section 2.1(9);

“Canadian Securities Acts” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, Orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Change of Control Transaction” shall mean the occurrence of any of the following:

(a) (i) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Real and its Subsidiaries, taken as a whole, to any Person (other than to Real or to any wholly-owned Subsidiary of Real), or (ii) a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction or series of related transactions, in which all or substantially all of the Common Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property, that would result in the Persons who beneficially own, directly or indirectly, 100% of the issued and outstanding Common Shares (including any Common Shares or other voting shares of Real that would be beneficially owned by such Persons on an as- converted, as-exercised or as-exchanged basis) as of immediately prior to such transaction ceasing to beneficially own, directly or indirectly, at least a majority of the outstanding Common Shares or outstanding common equity securities of the surviving entity (including any Common Shares, common equity securities or voting shares that would be beneficially owned by such Persons on an as- converted, as-exercised or as-exchanged basis) immediately following the completion of such transaction or series of related transactions; or

(b) the consummation of any transaction or series of related transactions (including pursuant to a merger, amalgamation or consolidation), the result of which is that any Person, including any Persons acting jointly or in concert with such Person, becomes the beneficial owner, directly or indirectly, of shares of Real’s common equity representing more than 50% of the voting power of all of Real’s then- outstanding common equity (including any common equity beneficially owned by such Person on an as-converted, as-exercised or as-exchanged basis);

“Code” means the Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares in the capital of Real;

“Confidential Information” means, subject to Section 4.5(4), any and all information, in any form or medium, written or oral, whether concerning or relating to Real, its Subsidiaries, or its and their respective officers and employees (whether prepared by Real or on behalf of Real or otherwise, and irrespective of the form or means of communication) that is furnished to the Investors or their Representatives by or on behalf of Real at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know- how, patent applications that have not been published, technology and intellectual property of Real and its Subsidiaries. “Confidential Information” shall be deemed to include the portion of all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Investors and their Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of Real;

“Convertible Securities” means securities which are exercisable for, convertible into or exchangeable for Common Shares;

“Exchange Agreement” means the exchange and support agreement entered into among the Investors, Real and the Issuer on the date hereof as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Exchange Common Shares” means the Common Shares issuable or deliverable to the Investors upon exchange and/or exercise of the Purchased Securities in accordance with the Exchange Agreement and the LLC Agreement or the terms of the Warrant Certificate, as applicable;

“Exempt Issuance” means the issuance by Real of Common Shares or Convertible Securities: (a) as full or partial consideration to any third party sellers in connection with any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, or purchase of the securities or assets of a corporation or other entity (but, for the avoidance of doubt, not including any equity financing transaction undertaken for the purpose of funding any cash consideration payable in connection with any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, or purchase of the securities or assets of a corporation or other entity); (b) pursuant to a rights offering by Real to all of its securityholders; (c) upon the exercise, exchange or conversion of any Convertible Securities that were issued as part of a Subsequent Offering that was offered to the Investors in accordance with Section 3.1, to the extent required by that section; (d) pursuant to employee, officer, consultant, advisor, director or advisory board compensation arrangements, including stock option or other equity based compensation plans, in each case, that have been approved by the Board of Directors; (e) as a result of the consolidation or subdivision of any securities of Real or its Subsidiaries, or as special distributions, stock dividends or payments in kind or similar transaction; (f) pursuant to a shareholder rights plan approved by a majority of the disinterested members of the Board of Directors; or (g) to the Investors or their Affiliates.

“Exercise Notice” has the meaning given to such term in Section 3.1(3);

“Exercise Notice Period” has the meaning given to such term in Section 3.1(3);

“Extraordinary Transaction” has the meaning given to such term in Section 4.2(1)(c);

“Fair Market Value” means the closing price of the Common Shares on the Applicable Stock Exchange on the trading day immediately preceding the relevant date. If the Common Shares are trading on more than one Applicable Stock Exchange, then the price information used to determine the Fair Market Value shall be the price information in respect of the Applicable Stock Exchange on which the aggregate trading volume was the highest as of such date;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange including any Applicable Stock Exchange and any other exchange on which the securities of Real are listed or posted for trading;

“Guarantee Agreement” means guarantee agreement dated the date hereof among Real and the Investors;

“IFRS” means International Financial Reporting Standards;

“Investors” has the meaning given to such term in the recitals hereto;

“Investor Group” has the meaning given to such term in Section 5.10;

“Investor Members” means (a) the Investors, (b) any Affiliate of any Investor that, after the date hereof, acquires Registrable Shares, Preferred Units or Warrants in accordance with the terms hereof, and (c) any other transferee of any of the foregoing Persons to whom Preferred Units are distributed or transferred in accordance with Section 4.3 or to whom Registrable Shares or Warrants are distributed or transferred, in each case of this clause (c) to the extent such transferee is a permitted assignee pursuant to Section 5.3;

“Investor Nominee” has the meaning given to such term in Section 2.1(1);

“Investor Related Parties” has the meaning given to such term in Section 5.9;

“Issuer” has the meaning given to such term in the recitals hereto;

“Laws” means any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“Liquidation” means, in respect of an entity, a liquidation, winding up or dissolution of such entity;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer, dated as of the date hereof, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Management Nominees” has the meaning given to such term in Section 2.1(2);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Nomination Conditions” has the meaning given to such term in Section 2.1(1);

“NP 51-201” means National Policy 51-201 – Disclosure Standards;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

“Ownership Certificate” has the meaning given to such term in Section 4.4;

“Participation Right” has the meaning given to such term in Section 3.1(2);

“Permitted Transferee” means with respect to any Person (i) any family member of such Person and (ii) any Affiliate of such Person (including any partner, shareholder, member of Affiliated investment fund or vehicle of such Person).

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“PFIC” has the meaning given to such term in Section 4.8;

“Preferred Units” means the Preferred Units of the Issuer having the powers, preferences, rights, qualifications, limitations and restrictions set forth in the LLC Agreement;

“Prospectus” means, as the context requires, a “preliminary prospectus,” “amended and restated preliminary prospectus” and a “final prospectus” as those terms are used in the applicable Canadian Securities Act and a Prospectus Supplement (together with the corresponding Base Shelf Prospectus), including all amendments and supplements thereto;

“Prospectus Supplement” has the meaning ascribed to “shelf prospectus supplement” in National Instrument 44-102 – Shelf Distributions;

“Purchased Securities” means the 17,286,842 Preferred Units and the 17,286,842 Warrants issued to the Investors pursuant to the Subscription Agreement;

“Real” has the meaning given to such term in the recitals hereto;

“Registrable Shares” means any Common Shares that any Investor Member has acquired or has the right to acquire upon exchange or exercise, as applicable, of the Purchased Securities or upon the exercise of the Participation Right; provided that all Common Shares directly or indirectly issued or issuable with respect to any of the foregoing by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

“Registration” means the qualification under U.S. Securities Laws or any of the Canadian Securities Acts of the distribution of Registrable Shares, as a secondary offering, to the public (a) in any or all of the states of the United States pursuant to a registration statement in compliance with U.S. Securities Laws, or (b) in any or all of the provinces and territories of Canada pursuant to a Prospectus in compliance with the Canadian Securities Acts;

“Registration Rights Agreement” means the registration rights agreement dated as of the date hereof among Real, the Issuer and the Investors;

“Reporting Jurisdictions” means the Provinces of British Columbia, Ontario and Alberta;

“Representatives” means the directors, officers, general and current or prospective limited partners, managers, members, employees, advisors, agents, insurers (including brokers and re- insurers), equityholders, actual or potential sources of debt or equity financing and other representatives (including attorneys, accountants, consultants and financial advisors), in each case, of the Investors and their Affiliates, any Investor Nominee and, solely with respect to Section 4.5, any bona fide prospective purchaser of Registrable Shares, Preferred Units or Warrants;

“Restricted Period” means the period beginning on the date hereof and terminating on the date that is the first anniversary of the date hereof;

“Securities Laws” means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

“Standstill Period” means the period beginning on the date hereof and terminating on the later to occur of: (a) the date that is 12 months after the date hereof; and (b) the date on which no Investor Nominee serves as a director on the Board of Directors;

“Subscription Agreement” has the meaning given to such term in the recitals hereto;

“Subsequent Offering” has the meaning given to such term in Section 3.1(1);

“Subsequent Offering Notice” has the meaning given to such term in Section 3.1(1);

“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes;

“Termination Date” has the meaning given to it in Section 2.2;

“Transaction Agreements” means this Agreement, the LLC Agreement, the Subscription Agreement, the Exchange Agreement, the Guarantee Agreement, the Registration Rights Agreement and the Warrant Certificate;

“Transfer” includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition; provided that, notwithstanding the foregoing, neither (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in Parent nor (ii) a direct or indirect transfer, sale, pledge, hedge, encumbrance or hypothecation or other disposition, or legally binding agreement to undertake any of the foregoing, of any interest in any Investor, shall constitute a “Transfer” for purposes of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Exchange Act and the U.S. Securities Act;

“Warrant Certificate” means the warrant certificates dated as of the date hereof among Real and the Investors;

“Warrants” means the Warrants of Real having the rights and restrictions set forth in the Warrant Certificate.

Section 1.2 Defined Terms in the LLC Agreement

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the LLC Agreement as in effect on the date hereof.

Section 1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of Canada;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

Section 1.4 Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

Section 1.5 Time of Essence

Time shall be of the essence of this Agreement.

Section 1.6 Governing Law and Submission to Jurisdiction

(1) This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(2) All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 1.6(2) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.6(2) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 5.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(3) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.6(3).

Section 1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 1.8 Certain Terminology

For the purposes of this Agreement, the terms and phrases “acting jointly or in concert”, “beneficial ownership”, “take-over bid” and “issuer bid” (or grammatical variations thereof) shall have the meanings given to them under applicable Canadian Securities Acts and “take-over bid” shall include a tender offer or exchange offer conducted pursuant to applicable U.S. Securities Laws.

ARTICLE 2

BOARD NOMINATION RIGHTS

Section 2.1 Board of Directors Nominees

(1) Subject to Section 2.2, the Investors (acting together) shall be entitled to designate one nominee (an “Investor Nominee”) for appointment or election to the Board of Directors, for so long as the Beneficial Ownership Requirement is satisfied. The Investor Nominee must be an individual who meets the qualification requirements to serve as a director under the Act, applicable Laws and the rules of the Applicable Stock Exchange (the “Nomination Conditions”) and must be acceptable to the Board of Directors, acting reasonably. The parties acknowledge that the size of the Board of Directors has been increased to five as of date hereof. The parties also acknowledge that the initial Investor Nominee is AJ Malhotra, who has been determined to be acceptable to the Board of Directors and has been appointed to the Board of Directors, in each case as of the date hereof. Notwithstanding anything to the contrary in this Agreement, if at any time (a) an Investor Nominee ceases to satisfy any of the Nomination Conditions; or (b) the Beneficial Ownership Requirement is no longer satisfied, the Investors shall, at the request of Real, cause the Investor Nominee to tender his or her resignation from the Board of Directors. As a condition to the appointment of an Investor Nominee to the Board of Directors pursuant to this Section 2.1(1), the Investors shall, and shall cause such Investor Nominee to, provide Real, prior to such appointment and nomination and on an on-going basis while serving as a member of the Board of Directors an executed irrevocable resignation in substantially the form attached as Exhibit A hereto, as well as such information and materials as Real is entitled to receive from a member of its Board of Directors and as are required to be disclosed in any management information circular of Real to be sent to securityholders of Real under applicable Laws or Applicable Stock Exchange rules or as Real may request from time-to-time from members of the Board of Directors in compliance with its internal policies and procedures including, an executed consent to serve as a director of Real, a completed directors’ questionnaire in the form provided by Real and a completed personal information form.

(2) Real shall and shall cause its Representatives to use their reasonable best efforts to ensure that the Investor Nominee is appointed or elected to the Board of Directors, including by (i) recommending and reflecting such recommendation in any management information circular relating to any meeting where directors of Real are elected (or submit to shareholders by written consent, if applicable) that the shareholders of Real vote to elect the Investor Nominee to the Board of Directors for a term of office expiring at the earlier of when the Investor Nominee ceases to hold office under Section 128(1) of the Act and the closing of the subsequent annual meeting of the shareholders of Real; and (ii) soliciting and obtaining proxies in favour of and otherwise supporting his or her election, each in a manner no less rigorous and favourable than the manner in which Real supports its own nominees selected by the Board of Directors (the “Management Nominees”) for election to the Board of Directors.

(3) The Investors shall advise Real of the identity of the Investor Nominee by the earlier of (i) at least 60 days prior to any meeting of shareholders at which directors of Real are to be elected or (ii) within 10 days of being notified of the record date for such a meeting. If the Investors do not advise Real of the identity of an Investor Nominee prior to such deadline, then the Investors will be deemed to have nominated its incumbent nominee unless the Investors notify Real in writing that it does not wish to nominate an Investor Nominee for such election.

(4) In the event that an Investor Nominee is not duly appointed or elected to the Board of Directors or shall cease to serve as a director of Real, whether due to such Investor Nominee’s death, disability, resignation or removal (including failure to be elected by Real’s shareholders or being required to resign), Real shall cause the Board of Directors to promptly appoint an Investor Nominee designated by the Investors to fill the vacancy created by such death, disability, resignation or removal, or, where the first Investor Nominee was not duly elected, to promptly increase the size of the Board of Directors and fill the vacancy thereby with an Investor Nominee, provided that the Investors remain eligible to designate an Investor Nominee in accordance with Section 2.1(1) and that the replacement Investor Nominee meets the qualification requirements to serve as a director under the Act and the rules of the Applicable Stock Exchange.

(5) Without limitation of Section 2.1(7), the Investor Nominee shall be reimbursed for all reasonable out-of-pocket expenses incurred while and in connection with such Investor Nominee’s services as a member of Board of Directors, and, except to the extent the Investors may otherwise notify Real, the Investor Nominee shall be entitled to compensation consistent with the compensation received by other non-employee members of the Board of Directors, including any director fees and equity awards provided, that (x) to the extent any director compensation is payable in the form of equity awards at the election of the Investor Nominee, in lieu of any equity award, such compensation shall be paid in an amount of cash equal to the value of the equity award as of the date of the award, with any such cash subject to the same vesting terms, if any, as the equity awarded to other directors and (y) at the election of the Investor Nominee, any director compensation (whether cash, equity awards and/or cash in lieu of equity as may be designated by the Investor Nominee) shall be paid to the Investors or any Affiliate thereof specified by the Investors rather than to the Investor Nominee. If Real adopts a policy that directors are required to own a minimum amount of equity in Real in order to qualify as a director of Real, then the securities of Real that are held by the Investors and their Affiliates will be deemed to be held by the Investor Nominee for purposes of such policy.

(6) It is acknowledged by the Investors that the Investor Nominee will be required to comply with all of Real’s policies, procedures, processes, codes, rules, standards and guidelines of Real that are provided to the Investor Nominee in writing and that are generally applicable to all members of the Board of Directors from time to time, including Real’s confidentiality policies and procedures, code of business conduct and ethics, insider trading policies and corporate governance guidelines.

(7) The Investor Nominee shall be entitled to the same rights and privileges and shall be subject to the same obligations applicable to all other members of the Board of Directors generally or to which all such members of the Board of Directors are entitled or subject; provided, however, that such Investor Nominee shall not be entitled to participate in or observe, and shall upon the good faith request of the Board of Directors or any such committee recuse himself or herself from, any meeting or portion thereof at which the Board of Directors or any such committee is evaluating and/or taking action with respect to Real’s rights or enforcement of any of the obligations of the Investors under this Agreement or any transactions involving the Investor and/or any of its Affiliates. In furtherance of the foregoing, Real shall enter into an indemnification agreement with the Investor Nominee in a form substantially similar to Real’s form of director indemnification agreement and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the other members of the Board of Directors pursuant to the constating documents of Real, applicable Laws or otherwise. Real shall maintain in effect any such director and officer insurance in accordance with past practice and comparable with peer companies in the same industry. Real acknowledges and agrees that it shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided for in Real’s constating documents and/or any indemnification agreement entered into between Real and the Investor Nominee, as applicable (such that Real’s obligations to such indemnitee are primary).

(8) So long as the Investors are entitled to designate an Investor Nominee, the prior written consent of the Investors shall be required to adopt any additional qualifications of a director to be imposed upon an Investor Nominee, other than those required by the Act, applicable Law, Real’s constating documents and Applicable Stock Exchange rules as in effect on the date hereof or those generally applicable to all directors.

(9) To the maximum extent permitted by Law, Real renounces any interest or expectancy in, or any right to be offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are developed by or presented to (a) the Investors, (b) any of their respective Affiliates (including their respective investors and equityholders, and any associated Persons or investment funds or any of their respective portfolio companies or investments), (c) any of their respective officers, managers, directors, agents, shareholders, members and partners, including any such Person acting as Investor Nominee at the request of such Investor (the “Business Opportunities Exempt Party”), even if the opportunity is one that Real or any of its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and the Business Opportunities Exempt Party shall not have any duty to communicate or offer such business opportunity to Real or any of Real’s Affiliates.

(10) Subject to applicable legal requirements, including the financial expertise and independence requirements of National Instrument 52-110 – Audit Committees and stock exchange rules, for as long as the Investor Nominee serves on the Board of Directors, the Investor Nominee shall be a member of all standing and ad hoc committees of the Board of Directors, unless otherwise notified in writing by the Investors, other than any committee formed for the purposes of considering any transaction with the Investors or their Affiliates.

Section 2.2 Expiry of Board Nomination

The rights granted to the Investors and the obligations of Real under this Article 2 shall terminate and be of no further force or effect on the first day following the date on which the Beneficial Ownership Requirement is no longer satisfied (the “Termination Date”). Any Investor Nominee that was duly appointed or elected to the Board of Directors at a meeting of shareholders of Real and that is an incumbent member of the Board of Directors as of the Termination Date shall continue to serve on the Board of Directors after the Termination Date unless and until Real requests in writing that such director tender his or her resignation from the Board.

ARTICLE 3

PARTICIPATION RIGHT

Section 3.1 Participation Right

(1) Subject to Section 3.2, Real agrees that if Real proposes to issue any Common Shares or Convertible Securities, other than pursuant to an Exempt Issuance (any such issuance, a “Subsequent Offering”), then Real shall provide a written notice (the “Subsequent Offering Notice”) to the Investor Members promptly but not later than the 10th Business Day prior to the planned date of commencement of such offering, issuance or sale; provided that if such proposed Subsequent Offering is to be effected as a “bought deal”, Real shall promptly upon the initial communication relating to a proposed “bought deal” with a prospective underwriter notify the Investor Members of the substance of such communication and shall update the Investor Members on all material developments with respect thereto. A Subsequent Offering Notice shall set out: (i) the number of Common Shares or Convertible Securities proposed to be issued; (ii) the material terms and conditions of any Convertible Securities proposed to be issued and any other material terms and conditions of such Subsequent Offering (including the expiration date, if applicable, and in the case of a Registration and to the extent possible, a copy of the related draft Prospectus or registration statement (or such other documents that are required under U.S. Securities Laws), as applicable); (iii) the subscription price per Common Share or Convertible Security proposed to be issued by Real under such Subsequent Offering, as applicable (and, in the case of a Subsequent Offering for consideration in whole or in part other than cash, the fair market value thereof as reasonably determined by the Board), and (iv) the proposed closing date for the issuance of Common Shares or Convertible Securities to the Investor Members, assuming exercise of the Participation Right by the Investor Members, which closing date shall be at least 10 Business Days following the date of such notice, or such other date as Real and the Investor Members may agree.

(2) Subject to Section 3.1(3) and Section 3.2 and the receipt of all required regulatory approvals and compliance with applicable Laws, Real agrees that each Investor Member has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on the same terms and conditions (but in any event at the same price per security in such Subsequent Offering, net of any applicable underwriter discounts) of such Subsequent Offering:

(a) in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow such Investor Member to maintain the As- Exchanged Ownership of such Investor Member immediately prior to completion of the Subsequent Offering; and

(b) in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities that will (assuming conversion or exchange of all of the Convertible Securities issued in connection with the Subsequent Offering and the Convertible Securities issuable pursuant to this Section 3.1) allow such Investor Member to maintain the As-Exchanged Ownership of such Investor Member immediately prior to the completion of the Subsequent Offering.

in each case, for greater certainty, after giving effect to any Common Shares or Convertible Securities acquired by such Investor Member as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(3) Subject to Section 3.2, if an Investor Member wishes to exercise the Participation Right in respect of a particular Subsequent Offering, such Investor Member shall give written notice to Real (the “Exercise Notice”) of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that such Investor Member wishes to purchase (subject to the limits prescribed by Section 3.1(2)), within five Business Days (or, in the case of a Subsequent Offering that is a public offering in a “bought deal”, three Business Days) after the date of receipt of the Subsequent Offering Notice (the “Exercise Notice Period”), provided that if an Investor Member does not so provide such Exercise Notice prior to the expiration of the Exercise Notice Period, such Investor Member will not be entitled to exercise the Participation Right in respect of such Subsequent Offering. Each Exercise Notice delivered by the Investors shall set forth the aggregate number of each class of securities of Real beneficially owned or controlled by the applicable Investor Member as of the date of such Exercise Notice.

(4) If Real receives a valid Exercise Notice from an Investor Member within the Exercise Notice Period, then Real shall issue to such Investor Member against payment of the subscription price payable in respect thereof set forth in the Subsequent Offering Notice, that number of Common Shares or Convertible Securities, as applicable, set forth in the Exercise Notice, subject to the receipt of all required regulatory and other approvals on terms and conditions satisfactory to Real, acting reasonably, which approvals Real shall use commercially reasonable efforts to obtain (other than any shareholder approvals which Real shall not under any circumstances be required or obliged to obtain unless shareholder approval is otherwise required in connection with the Subsequent Offering, such that no Investor Member, acting individually or in the aggregate, shall be entitled to exercise its Participation Right if such exercise would, in and of itself, cause Real to have to seek shareholder approval for such Subsequent Offering), and subject to compliance with applicable Laws and to the limits prescribed by Section 3.1(2). Each Investor Member acknowledges and agrees that such Common Shares or Convertible Securities may be subject to restrictions on transfer pursuant to applicable Securities Laws. Accordingly, each Investor Member acknowledges and agrees that prior to the expiry of any applicable holding period under applicable Securities Laws, the certificates (if any) representing such Common Shares or Convertible Securities will bear such legend or legends as may, in the reasonable opinion of counsel to Real, be necessary in order to avoid a violation of any Securities Laws or to comply with the requirements of the Applicable Stock Exchange, provided that if, at any time, in the reasonable opinion of counsel to Real, such legends are no longer necessary in order to avoid a violation of any such Laws, or the holder of any such legended certificate, at Real’s expense, provides Real with evidence reasonably satisfactory in form and substance to Real (which may include an opinion of counsel satisfactory to Real) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares or Convertible Securities in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to Real in exchange for a certificate which does not bear such legend.

(5) The closing of the exercise of the Participation Right of each Investor Member will take place on the closing date set out in the Subsequent Offering Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Participation Right has not been completed by the 90th day following receipt of the Subsequent Offering Notice (or such earlier or later date as the parties may agree), provided that Real has used its commercially reasonable efforts to obtain all required regulatory and other approvals (other than any shareholder approvals which Real shall not under any circumstances be required or obliged to obtain unless shareholder approval is otherwise required in connection with the Subsequent Offering), then each Investor Member may choose to withdraw its Exercise Notice, in which case Real will have no obligation to issue any Common Shares or Convertible Securities, as applicable, to such Investor Member pursuant to such exercise of the Participation Right. If an Investor Member does not timely elect to exercise its Participation Right in full, then Real shall be free for a period of 90 days following the expiration of the Exercise Notice Period to sell the Common Shares or Convertible Securities that are the subject of the Subsequent Offering Notice on terms and conditions no more favorable to the purchasers thereof (but in any event with a price no less than those offered to the Investors in the Subsequent Offering Notice); provided that any Common Shares or Convertible Securities offered or sold by Real after such 90-day period, or any Common Shares or Convertible Securities offered or sold by Real during such 90-day period on terms and conditions more favorable to the purchasers thereof (or in any event with a price less) than those offered to the Investor Members in the Subsequent Offering Notice, must, in either case, be reoffered to the Investor Members pursuant to this Section 3.1 as though it were a new Subsequent Offering.

(6) If Real is paying the costs and expenses incurred by purchasers of Common Shares or Convertible Securities (other than pursuant to this Section 3.1(6)) in connection with any Subsequent Offering, Real shall also pay a proportionate amount of the costs and expenses incurred by the Investor Members in connection with such Subsequent Offering, on substantially similar terms.

(7) The election by an Investor Member not to exercise its Participation Right under this Section 3.1 in any one instance shall not affect its right as to any subsequent proposed issuance.

(8) In the case of an issuance subject to this Section 3.1 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.

Section 3.2 Expiry of Participation Right

The Participation Right and the obligations of Real under this Article 3 shall terminate and be of no further force or effect on the Termination Date.

Section 3.3 Required Filings Canadian Securities Acts

Real shall promptly make any filings or issue any reports, within the time frame and form required under the Canadian Securities Acts, where securities are issued to the Investor Members pursuant to the Participation Right if such issuance is (i) not qualified by a prospectus and (ii) an Investor Member is, at the time of that issuance, outside Canada.

ARTICLE 4

ADDITIONAL COVENANTS OF THE PARTIES

Section 4.1 Protective Provisions

From and after the issuance of the Purchased Securities and for so long as the Investors or their Affiliates meet the Beneficial Ownership Requirement, Real shall not, and shall cause its Subsidiaries (including the Issuer) to not, without the prior written consent of the Investors, which consent may be withheld in their sole discretion:

(a) amend, modify, restate or waive any provision in its constating documents in a manner that alters, or that adversely affects, the rights, preferences, privileges or powers of the Preferred Units (including as to impair the rights of the holders of Preferred Units pursuant to the Exchange Agreement or the Guarantee Agreement or to create a class of equity securities that are pari passu or senior to the Preferred Units);

(b) in respect of Real or any of its Subsidiaries (other than the Issuer), issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking pari passu or senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, or (ii) any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any class or series of equity securities ranking pari passu or senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, in either case where any payment obligation of Real or any of its Subsidiaries (including in respect of dividends, redemptions or other distributions) are not (directly or indirectly) subordinated (either structurally, by contract or otherwise) to the obligations of Real in respect of the Preferred Units under the Guarantee Agreement;

(c) in respect of the Issuer, issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer, or (ii) any debt or equity security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any specific class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer;

(d) (i) increase the number of issued or authorized Preferred Units or any reissuance thereof (whether by reclassification of other equity interests into Preferred Units, or otherwise), (ii) issue any Preferred Units or (iii) issue any equity or debt security that is convertible into, exchangeable for or representing the right to purchase any Preferred Units;

(e) exchange, reclassify or cancel the Preferred Units or any other class or series of Real securities, other than as provided in the LLC Agreement;

(f) unless all Accrued Distributions on all outstanding Preferred Units have been declared and paid in cash, or have been or contemporaneously are declared and a sum sufficient for the payment of those Accrued Distributions has been or is set aside for the benefit of the holders of Preferred Units, (i) declare or pay any dividend in respect of any class or series of equity securities ranking pari passu or junior to the Common Shares as to dividend rights or rights upon the Liquidation of Real or (ii) redeem, repurchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to (or pay any moneys for a sinking fund for redemption of), any class or series of equity securities ranking pari passu or junior to the Common Shares as to dividend rights or rights upon the Liquidation of Real;

(g) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any outstanding securities of Real or the Issuer at a price per security that is above the market price of such securities (provided that nothing in this Agreement shall prohibit Real from conducting a normal course issuer bid for its Common Shares in accordance with applicable Securities Laws);

(h) take any action that is prohibited to be taken by Real or any of its Subsidiaries pursuant to the LLC Agreement as if they were parties thereto;

(i) spend more than an aggregate of $100,000 in any given calendar year repurchasing Common Shares or any equity securities convertible into, exercisable for or exchangeable for any Common Shares;

(j) take any action that would result in the Issuer ceasing to be a wholly-owned Subsidiary of Real (other than in respect of the Preferred Units);

(k) effect any voluntary deregistration or voluntary delisting of Common Shares from any Applicable Stock Exchange (other than in connection with a listing on another Applicable Stock Exchange);

(l) adopt any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan that is applicable to the Investors unless Real has excluded the Investors and their Affiliates from the definition of “acquiring person” (or such similar term) as such term is defined in such anti-takeover agreement to the extent of the Investors’ and their Affiliates’ beneficial ownership of Preferred Units and Common Shares owned as of the date any such agreement or plan is adopted by Real (including on an as-exchanged and/or as-exercised basis in respect of the Preferred Units and the Warrants, respectively) or that otherwise has, or would reasonably be expected to have, a material adverse effect on the holders of Preferred Units;

(m) enter into any contract, agreement, commitment or transaction that would, by its terms, prohibit or restrict the ability of Real or the Issuer, as applicable, to perform any of their respective obligations with respect to the Preferred Units or the Warrants in any material respect;

(n) adopt or consummate any voluntary plan or proposal for the Liquidation of Real or the Issuer;

(o) file a petition in bankruptcy under any provisions of Law, or consent to the filing of any bankruptcy petition under any Law, in each case with respect to Real or any of its Subsidiaries;

(p) make any non-cash dividend or other non-cash distribution to holders of Common Shares;

(q) enter into or authorize any material transaction between Real or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined under MI 61-101) of Real (excluding Real’s Subsidiaries), on the other hand where (i) Real is relying on the exemption from minority approval requirement in section 5.7(1)(a) of MI 61-101 to enter into such transaction, (ii) the fair market value of such transaction is equal to or greater than 10% of Real’s market capitalization on the Business Day immediately prior to the announcement of such transaction and (iii) Real has not otherwise obtained minority approval for such transaction in accordance with section 5.6 of MI 61-101; or

(r) agree to take any of the foregoing actions.

Section 4.2 Standstill

(1) During the Standstill Period, the Investors covenant and agree with Real that without the prior written consent of Real (A) the Investors shall not, and (B) the Investors shall not cause or permit any of their controlled Affiliates to, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(a) other than as part of an Exempt Issuance, acquire or agree to acquire or make any proposal or offer to acquire any Common Shares (or any securities convertible, exercisable or exchangeable into Common Shares) in an amount that brings the aggregate beneficial ownership, direction or control of the Investors, together with other Persons acting jointly or in concert with the Investors, over 19.99% of the issued and outstanding Common Shares; for certainty, beneficial ownership shall be calculated in accordance with applicable Securities Laws;

(b) commence a take-over bid for any securities of Real or its Subsidiaries;

(c) effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation by or with respect to Real or any of its Subsidiaries, or disposition of a material portion of the consolidated assets of Real and its Subsidiaries, taken as a whole (“Extraordinary Transaction”);

(d) request requisition or call a special meeting of shareholders of Real;

(e) propose a shareholder proposal (under the applicable provisions of the Act) with respect to Real;

(f) seek to obtain representation on the Board of Directors other than pursuant to Article 2;

(g) engage in short sales of any of Real’s or its Subsidiaries’ securities;

(h) solicit proxies from the security holders of Real, or form, join or act jointly or in concert to so solicit, in relation to a proposed Change of Control Transaction or any of the matters referred to in Section 4.2(2); provided, however, that this clause

(h) shall not restrict the Investors or their Affiliates from: (A) discussing the business of, or any transaction involving, Real or its Subsidiaries, or any matter proposed by Real to be voted on by its voting shareholders, with any other holder of the securities of Real or its Subsidiaries; or (B) taking any other action approved by a majority of the directors of Real;

(i) enter into or offer to enter into or otherwise agree to be bound by a lockup, voting, support or other similar agreement with respect to any Common Shares (or any Preferred Units or any other right or option to acquire Common Shares (pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) beneficially owned by the Investors or any Affiliate thereof, or over which the Investors or any Affiliate thereof exercise control or direction, in connection with any proposed Change of Control Transaction unless such Change of Control Transaction is an Approved Change of Control Transaction; or

(j) knowingly advise, assist or encourage any other Person to engage in any of the activities from which the Investors are restricted under this Section 4.2(1).

(2) During the Standstill Period, the Investors shall in respect of any meeting of the shareholders of Real held during that period:

(a) not vote against any Management Nominee nominated by the Board of Directors;

(b) not vote in favour of any shareholder nomination for directors that is not approved by the Board of Directors; and

(c) not vote in favour of any proposal or resolution to remove any member of the Board of Directors.

For certainty, for the purposes of this Section 4.2(2), “vote against” includes submission by the Investors of a proxy or other voting instruction form pursuant to which the Investors specifically direct that their votes be withheld on a matter or otherwise casts a “withhold” vote on a matter but does not include the Investors abstaining from casting a vote on a matter altogether.

(3) Notwithstanding anything to the contrary in Sections 4.2(1) and 4.2(2), the Investors will be entitled to vote any Common Shares in their discretion with respect to (i) any Approved Change of Control Transaction; or (ii) any Change of Control Transaction proposed by a Person other than the Investors or any Person acting jointly or in concert with the Investors. For greater certainty, nothing in Sections 4.2(1) and 4.2(2) shall prohibit the Investors or their Affiliates from (1) making one or more confidential proposals to the Board of Directors relating to an Extraordinary Transaction or other transaction, provided the Board of Directors shall be under no obligation to accept any such proposal, (2) exercising their ability to vote (subject to Section 4.2(2) above), Transfer (subject to Section 4.3), exchange or otherwise exercise rights under their Common Shares, Warrants or Preferred Units, (3) the ability of any Investor Nominee to act in his or her capacity as a member of the Board of Directors including his or her ability to vote or otherwise exercise his or her fiduciary duties, or any non-public, internal actions taken by the Investors or any of their Affiliates or Representatives to prepare any Investor Nominee to act in such capacity, (4) participating in rights offerings made by Real to all holders of its Common Shares, (5) receiving any dividends or similar distributions with respect to any securities of Real or any of its Subsidiaries held by the Investors, (6) tendering Common Shares, Warrants or Preferred Units into any take-over bid or issuer bid, (7) effecting an adjustment to the Exchange Price pursuant to the LLC Agreement and/or the Warrant Certificate, or (8) otherwise exercising rights under the Common Shares, Warrants or Preferred Units that are not the subject of this Section 4.2.

Section 4.3 Transfer Restrictions

(1) During the Restricted Period, the Investors will not Transfer any Preferred Units or enter into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of their Preferred Units, provided that the foregoing restrictions shall not apply (assuming compliance with applicable Securities Laws):

(a) in respect of a Transfer of Preferred Units between the Investors and their Affiliates or a Transfer of Preferred Units among Affiliates of the Investors, provided that the Investors shall be responsible for any breach of this Agreement by their Affiliates;

(b) in respect of any Transfer of Preferred Units in connection with a Change of Control Transaction, take-over bid, issuer bid, amalgamation, merger, business combination, arrangement or other statutory procedure involving Real or the Issuer;

(c) in respect of any Transfer of Preferred Units to Real or any of its Subsidiaries, whether as a result of an exchange pursuant to the LLC Agreement, Exchange Agreement, or otherwise;

(d) in connection with a Transfer of Preferred Units or entry into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of their Preferred Units to a Permitted Transferee;

(e) in connection with any other Transfer approved by a majority of the directors of the Board; or

(f) in connection with a pledge of the Preferred Units to secure the obligations of the Investors or their Affiliates under a bona fide margin loan or any Transfers by the applicable lender upon the exercise of any related foreclosure right or remedy.

(2) Following the expiration of the Restricted Period, the Investors and their Affiliates shall not be restricted from transferring any of the Preferred Units owned by the Investors or their Affiliates subject to compliance with applicable Securities Laws and the rules of an Applicable Stock Exchange.

Section 4.4 Ownership Certificate

The Investors agree to deliver to Real a written certificate signed by an officer of the Investors (the “Ownership Certificate”), certifying as to the number of Common Shares and the number of Preferred Units beneficially owned or controlled by the Investors and their Affiliates and any other Persons acting jointly or in concert with the Investors, as at the date of such certificate, such Ownership Certificate to be delivered to Real as reasonably requested from time to time (which shall occur no more frequently than once per fiscal quarter), together with any supporting documentation reasonably requested by Real.

Section 4.5 Confidentiality

(1) Each Investor Member will, and will direct its Representatives to, keep confidential and will treat confidentially all Confidential Information. Each Investor Member agrees that it will, and will cause its Representatives to, not disclose any Confidential Information nor use any Confidential Information other than for the purposes of monitoring, administering, managing, fundraising, marketing or reporting such Investor Member’s investment in Real and/or the Issuer; provided that an Investor Member and its Representatives may disclose the Confidential Information to (i) its Representatives (including any Investor Nominee, and in the case of any prospective limited partner of the Investors or their Affiliates, provided that such partner is bound by the confidentiality restrictions of a similar nature as those set forth in this Section 4.5), or (ii) as Real may otherwise consent in writing; and provided, further, that this provision will not prevent the Investors and their Affiliates from taking any action contemplated by Section 4.2 following the expiry of the Standstill Period.

(2) As a condition to the furnishing of Confidential Information to a Representative of an Investor Member, such Investor Member shall advise such Representative of the confidential nature of and restriction on use of the information disclosed. Such Investor Member agrees that it will be fully responsible for any breach of the confidentiality and restricted use provisions of this Agreement applicable to Representatives by its Representatives unless such Representative has obligations of confidentiality directly to Real or its Subsidiaries. In addition, each Investor Member will take reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and, to the extent reasonably practicable, promptly notify Real of any unauthorized disclosure of Confidential Information or breach of this Agreement known to the Investor Member.

(3) Each Investor Member hereby acknowledges that Securities Laws and Real’s Stock Trading Policy impose restrictions on its ability to purchase, sell, trade or otherwise Transfer securities of Real until such time as material, non-public information received by such Investor Member becomes publicly available or is no longer material, and each Investor Member further hereby agrees to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions. Each Investor Member hereby acknowledges that any material, non-public information being received by the Investor Member is intended to be received in the “necessary course of business” in accordance with the interpretive guidance set out in NP 51-201.

(4) The term Confidential Information shall exclude any information that: (i) was generally available to the public prior to the date hereof; (ii) becomes generally available to the public (through no violation hereof by an Investor Member or its Representatives); (iii) was within an Investor Member’s or its Representatives’ possession prior to it being furnished to an Investor Member or its Representatives by or on behalf of Real, provided that such information is not, to such Investor Member’s knowledge, subject to any contractual, legal or fiduciary obligations of confidentiality to Real that would prevent its use or disclosure;

(iv) is obtained by an Investor Member or its Representatives from a third party who, to such Investor Member’s knowledge, at the time of disclosure, is not prohibited by an obligation to Real from disclosing such information on a non-confidential basis to such Investor Member or its Representatives; (v) was independently developed by such Investor Member or its Representatives, or on such Investor Member’s behalf, without use of or reference to the Confidential Information; or (vi) is expressly permitted in writing by Real to be disclosed to third parties on a non- confidential basis.

(5) Nothing in this Section 4.5 is to be construed as granting any Investor Member any title, ownership, license or other right of interest with respect to the Confidential Information. Real retains all right, title and interest in and to the Confidential Information.

(6) If an Investor Member or any of its Representatives is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation (including pursuant to the terms of a subpoena or order issued by a court of competent jurisdiction or a regulatory or self-regulatory body), or is requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, will provide Real with prompt written notice of any such request or requirement, to the extent reasonably practicable and not prohibited by Law, so that Real has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 4.5, in each case, at Real’s sole cost and expense. If Real waives compliance with the provisions of this Section 4.5 with respect to a specific request or requirement, such Investor Member or such Representative, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by Real) Real has not secured a protective Order or other appropriate remedy, and such Investor Member or such Representative is nonetheless requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is requested or required to be disclosed.

(7) At any time following the date on which no Investor Nominee serves on the Board of Directors, upon written request by Real, the Investors shall, and shall direct their Representatives to, at the option of the Investors, promptly return to Real or promptly destroy all Confidential Information (including, electronic copies) supplied by Real to and in the possession of the Investors or their Representatives, as applicable, without retaining any copy thereof. Notwithstanding the foregoing, the Investors and their Representatives may retain Confidential Information as required to comply with applicable Laws or their respective corporate governance, internal compliance, evidentiary and/or record keeping policies, (ii) the Investors may retain Confidential Information included as part of board materials of the Investors or their Representatives, and (iii) neither the Investors nor its Representatives shall be required to purge their respective computer or electronic archives (including routine computer system backup tapes, disks or other backup storage devices).

(8) Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investors will continue to be bound by the terms of this Section 4.5 with respect thereto, including all obligations of confidentiality and restrictions on use for so long as this Agreement is in effect.

Section 4.6 Information Rights

(1) In order to facilitate (i) the Investors’ and their Affiliates’ compliance with legal and regulatory requirements applicable to the beneficial ownership by the Investors and their Affiliates of equity securities of Real, and (ii) the provision by the Investors and their Affiliates’ of financial and other strategic advice to the business and affairs of Real and its Subsidiaries and the taking of such other actions for the benefit of Real and its Subsidiaries in the “necessary course of business” in accordance with the interpretive guidance set out in NP 51-201, for so long as the Investors or their Affiliates hold any of the Purchased Securities, Real agrees promptly to provide the Investors with the following:

(a) within 120 days after the end of each fiscal year of Real, (i) an audited, consolidated balance sheet of Real and its Subsidiaries as of the end of such fiscal year and (ii) audited, consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity of Real and its Subsidiaries for such fiscal year, all such financial statements audited and certified by independent public accountants of recognized standing; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Real files its audited annual financial statements with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations;

(b) within 45 days after the end of each of the first three quarters of each fiscal year of Real, (i) an unaudited, consolidated balance sheet of Real and its Subsidiaries as of the end of such fiscal quarter and (ii) consolidated statements of income, comprehensive income and cash flows of Real and its Subsidiaries for such fiscal quarter, all prepared in accordance with IFRS; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Real files its interim financial report with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations; and

(c) (i) access to and consultation with appropriate officers, directors and management personnel of Real and its Subsidiaries at such times as reasonably requested by the Investors, in such manner as not to interfere unreasonably with the conduct of business of Real and its Subsidiaries, for consultation with the Investors with respect to matters relating to the business and affairs of the Issuer, and (ii) in connection with same, Real will furnish Investors with copies of any business plans, monthly financial reports, quarterly management reports, formal presentations to the Board, material documents provided to lenders of Real and such other financial and operating data and other information pertaining to Real; provided that in the case of (ii), such reports and information shall only be provided to the Investors to the extent they have been prepared by Real and made available to the Board and the lenders of Real, as applicable.

(2) Promptly after the determination of Real’s annual budget for each calendar year, Real shall promptly notify the Investors in writing of the aggregate annual budgeted recurring capital expenditure of Real and its Subsidiaries.

(3) Notwithstanding the foregoing, Real shall not be obligated to provide such access or materials set forth in this Section 4.6 if Real, acting in good faith, determines, in its reasonable judgment based on the advice of outside counsel of international standing, that doing so would (x) materially violate applicable securities Laws, (y) jeopardize the protection of an attorney-client privilege or attorney work product protection that could reasonably relate to the information or documents in question, or (z) expose Real to liability for disclosure of personal information; provided that, in the case of each of clauses (x) through (z), Real shall immediately disclose as much information as possible, and provide the Investors with redacted, substitute or aggregated and/or anonymized documents or information in the most permissive manner that would not result in, as applicable, Real violating the applicable Law in question, losing the ability to assert attorney-client privilege or attorney work product protection or exposing Real to the aforementioned liability.

(4) Each party hereto acknowledges and agrees that the Investor Nominee may share any information concerning Real and its Subsidiaries received by him or her from or on behalf of Real or its designated representatives with the Investors and their Representatives (other than any Persons that are Representatives solely by virtue of being actual or potential sources of debt or equity financing) (subject to the obligation of the Investors and their Representatives to maintain the confidentiality of Confidential Information in accordance with Section 4.5).

(5) Real and the Issuer shall, as the Investors may reasonably request from time to time, provide to the Investors, pursuant to a management rights letter, such management rights as may be necessary for the Investors’ investment in Real and the Issuer to continue to qualify as a “venture capital investment” for purposes of 29 C.F.R. § 2510.3-101.

Section 4.7 Additional Covenants

(1) During the term of this Agreement, Real shall use commercially reasonable efforts to maintain its status as a reporting issuer in the Reporting Jurisdictions and maintain the listing of the Common Shares (including, for greater certainty, Common Shares issuable upon exchange of the Preferred Units and exercise of the Warrants in accordance with their terms) for trading on the Applicable Stock Exchange and shall file, within the required deadlines, the documents prescribed by applicable Securities Laws and the rules of the Applicable Stock Exchange.

Section 4.8 Tax Information

(1) PFIC Status. Real must promptly (i) determine after the close of each taxable year whether it was a “passive foreign investment company” (a “PFIC”) as defined in Section 1297 of the Code during such year, and (ii) provide the Investor Members with information substantiating its determination, in each case no later than 60 days after the close of such taxable year. If Real or the Investor Members determine that Real is a PFIC, Real will provide the Investor Members with the information necessary to permit the limited partners of the Investor Members to complete their tax returns as well as United States Internal Revenue Service Form 8621, including information necessary to make and maintain a “qualified electing fund” election within the meaning of Section 1295 of the Code, within 90 days of the close of the taxable year. Certain Transactions.

(2) CFC Status. Real must promptly (i) determine after the close of each year whether it was a “controlled foreign corporation” (a “CFC”) as defined in Section 957 of the Code during such year, and (ii) provide the Investor Members with information substantiating its determination, in each case no later than 60 days after the close of such taxable year. If Real or the Investor Members determine that Real is a CFC, Real will provide the Investor Members with the information necessary to permit the Investor Members and the limited partners of the Investor Members to complete their tax returns within 90 days of the close of the taxable year.

(3) Other Tax Matters. Real shall provide to the Investor Members any information reasonably requested and shall provide all reasonable assistance to any Investor Member as may be reasonably necessary to complete or make any tax filings or applications or to make any elections that such Investor Member must make to obtain any available exemptions from or refunds of withholding or any similar taxes on or before March 15th of the calendar year succeeding the relevant taxable year. Real shall provide, at the request of the Investor Members any information in their possession that is reasonably requested for U.S. federal, state, local or foreign tax purposes.

(4) Tax Treatment: Real agrees that for all U.S. federal, state and local tax purposes, it shall treat the Investor Members as owners of stock in Real.

Section 4.9 Certain Transactions.

(1) In the event of any stock split, reverse stock split, stock dividend or distribution, subdivision, or any change in the Common Shares, the Preferred Units or the Warrants by reason of any recapitalization, combination, reclassification, exchange of shares, merger, consolidation, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to equityholders or similar transactions or change in Real’s or the Issuer’s capital structure, (a) the terms “Common Shares”, “Preferred Units” and “Warrants” used herein shall, as applicable, be deemed to refer to and include all such dividends and distributions and any other securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction and (b) Real and the Issuer agree that appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after consummation of such transaction, substantially the same rights with respect to Real, the Issuer or another issuer of securities, as applicable, as they have immediately prior to the consummation of such transaction under this Agreement.

(2) Without limiting any rights set forth in Section 4.1, if at any time Real proposes to change its jurisdiction of organization or primary stock exchange on which the Common Shares are listed, (i) Real shall work in good faith with the Investor Members, and use its commercially reasonable efforts, to minimize any adverse tax, regulatory, legal or accounting impacts of such transaction on the Investor Members and their Affiliates and (ii) the parties hereto agree that, subject to applicable Securities Laws and the rules and regulations of the new stock exchange, appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after the consummation of such transaction, substantially the same rights with respect to Real as they have immediately prior to the consummation of such transaction, including such changes as are reasonably necessary or advisable to reflect (A) differences, if any, between the Laws of the new jurisdiction of formation of Real and other Laws (including Securities Laws) applicable to Real and the Common Shares, as compared to those applicable to Real as of the date hereof and (B) differences in the rules of the new stock exchange as compared to those of the TSX Venture Exchange as of the date hereof.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Notices

(1) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a) in the case of the Investors: c/o Insight Partners

1114 Avenue of the Americas, 36th Fl.

New York, NY 10036

Attention:	Andrew Prodromos
Email:	[redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Attention:	Robert A. Rizzo
E-mail:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

(b) in the case of Real or the Issuer:

The Real Brokerage Inc. 133 Richmond Street West Suite 302

Toronto, Ontario M5H 2L3

Attention:	Tamir Poleg, Chief Executive Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

(2) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 5.1.

Section 5.2 Amendments and Waiver

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Section 5.3 Assignment; Transfer of Rights

(1) No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party which consent may be withheld in its sole discretion except as otherwise provided herein.

(2) Notwithstanding the foregoing, (i) an Investor Member may assign and transfer its rights, benefits, duties and obligations under this Agreement, in whole or in part, without the consent of Real, to any Affiliate of such Investor Member, provided that: (A) any such Affiliate shall, prior to any such assignment, agree to be bound by all of the covenants of such Investor Member contained herein and comply with the provisions of this Agreement that were applicable to the transferor Investor Member, and shall deliver to Real a duly executed undertaking to such effect in form and substance satisfactory to Real, acting reasonably; and (B) except as otherwise provided herein, where any rights of an Investor Member under this Agreement have been assigned, such rights shall only be exercised by such Investor Member and its Affiliates, acting together.

(3) For greater certainty, no assignment by the Investors or any assignee (each, an “Assignee”) of its rights hereunder shall relieve such Assignee of its obligations hereunder.

Section 5.4 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

Section 5.5 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

Section 5.6 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investors (in respect of any breach of this Agreement by Real) and Real (in respect of any breach of this Agreement by the Investors) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

Section 5.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

Section 5.8 Liability of Real and the Issuer

Each of Real and the Issuer agree and acknowledge that any breach of this Agreement by, or the failure to perform any obligation in accordance with the terms of this Agreement of, the Issuer shall be deemed to be a breach of this Agreement by, or failure to perform such obligation of, Real, and Real shall be fully and directly liable for any and all damages relating to, arising from or suffered in connection with such breach or failure.

Section 5.9 Non-Recourse

Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investor Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) none of Real, the Issuer nor or their respective Affiliates shall have any rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investor Members or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 5.9 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

Section 5.10 Activities of the Investors.

Each of Real, the Issuer and the Investor Members acknowledges and agree that: (a) the Investor Members and the Investor Related Parties (collectively, the “Investor Group”), (i) have investments or other business relationships with entities engaged in other businesses (including those which may compete with the business of Real and any of its Subsidiaries or areas in which Real or any of its Subsidiaries may in the future engage in business) and in related businesses other than through Real or any of its Subsidiaries, (ii) may develop a strategic relationship with businesses that are or may be competitive with Real or any of its Subsidiaries and (iii) will not be prohibited by virtue of its investment in Real or any of its Subsidiaries, or its service on the Board of Directors or any Subsidiary’s board of directors or other governing body, from pursuing and engaging in any such activities; (b) neither Real nor any other shareholders of Real shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom; (c) no member of the Investor Group shall be obligated to present any particular investment or business opportunity to Real or any of its Subsidiaries even if such opportunity is of a character which, if presented to Real or any of its Subsidiaries, could be undertaken by Real or any of its Subsidiaries, and each member of the Investor Group shall have the right to undertake any such opportunity for itself for its own account or on behalf of another or to recommend any such opportunity to other Persons; and (d) subject to the express terms and conditions set forth in this Agreement, each member of the Investor Group may enter into contracts and other arrangements with Real and its Affiliates from time to time on terms approved by the Board of Directors and the board of directors of such Affiliates, as applicable. To the fullest extent permitted by applicable Law, neither the Investor Members, Investor Related Parties nor any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) shall be liable to Real or any other Person for any claim arising out of, or based upon, (i) the investment by the Investor Members, Investor Related Parties or any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) in any entity competitive with the Company or any of its Subsidiaries, or (ii) actions taken by any partner, officer, employee or other representative of the Investor Members, the Investor Related Parties nor any of their respective Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on Real or its Subsidiaries.

Section 5.11 Termination.

Except to the extent specified otherwise in this Agreement, this Agreement shall terminate and be of no further force and effect with respect to a particular Investor Member upon the date on which such Investor Member no longer holds any Purchased Securities. Notwithstanding the foregoing, Article 1 and Article 5 shall survive the termination of this Agreement indefinitely.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

THE REAL BROKERAGE INC.

By:	signed “Tamir Poleg”
Name:	Tamir Poleg
Title:	Chief Executive Officer

REAL PIPE, LLC

By:	signed “Michelle Ressler”
Name:	Name: Michelle Ressler
Title:	Title: Manager

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:	Insight Associates (EU) XI, S.a.r.l., its general partner

By:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

EXHIBIT A

Form of Investor Nominee Irrevocable Resignation

The Real Brokerage Inc.

133 Richmond Street West

Suite 302

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg, Chief Executive Officer

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 2.1(1) of that certain Investor Rights Agreement dated December 2, 2020 among Insight Partners XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Cayman) XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co- Investors) (B), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Delaware) XI, L.P., a limited partnership existing under the laws of the State of Delaware, Insight Partners (EU) XI, S.C.Sp., a special limited partnership existing under the laws of Luxembourg, The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia, and Real PIPE, LLC, a limited liability company existing under the laws of the State of Delaware (the “Agreement”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Unless Real agrees in writing that the following does not apply, effective immediately and automatically upon, and subject to, such time as (a) I cease to satisfy any of the Nomination Conditions or (b) the Beneficial Ownership Requirement is no longer satisfied, I hereby resign effective immediately from my position as a director of Real and from any and all committees of the Board on which I serve.

Sincerely,

Name: